SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Infinium Labs, Inc.

(Exact name of registrant as specified in its charter)

Delaware	65-1048794
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	identification No.)

2033 Main Street, Suite 309

Sarasota, FL 34237

(Address of principal executive offices) (Zip Code)

2004 EXECUTIVE STOCK COMPENSATION PLAN
(full title of plan)

Timothy M. Roberts
2033 Main Street, Suite 309
Sarasota, FL 34237
(941) 917-0788

(Name, address, and telephone number of agent for service)

With a copy to:

Darrin M. Ocasio, Esq.
Sichenzia Ross Friedman Ference LLP
1065 Avenue of Americas
New York, NY 10018
(212) 930-9700

```
                              CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------------------------
                       Proposed maximum     Proposed maximum
                       Amount to be         offering price        Aggregate offering    Amount of
Title of securities    Registered           per share*            Price                 Registration fee
to be registered
---------------------- -------------------- -------------------- -------------------- --------------------

Common Stock                 500,000        $0.27                 $135,000.00           $17.10
($.0001 par value)
---------------------- -------------------- -------------------- -------------------- --------------------
```

* Computed pursuant to Rule 457(c) of the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and not as a representation as to any actual proposed price. The offering price per share, maximum aggregate offering price and registration fee is based upon the average of the high and the low price on the over the counter bulletin board on October 25, 2004.

EXPLANATORY NOTE

Pursuant to General Instruction E of Form S-8, this Registration Statement is being filed in order to register 500,000 shares of common stock, $0.0001 par value per share, of Infinium Labs, Inc. with respect to a currently effective Registration Statement on Form S-8 relating to its 2004 Executive Stock Compensation Plan.

The Prospectus filed as part of this Registration Statement has been prepared in accordance with the requirements of Form S-3 and may be used for reofferings and resales of registered shares of common stock which have been issued upon the grants of common stock to executive officers and directors of Infinium Labs, Inc.

Prospectus

Infinium Labs, Inc.

500,000 SHARES OF COMMON STOCK

issued pursuant to the

2004 Executive Stock Compensation Plan

This prospectus relates to the sale of up to 500,000 shares of common stock of Infinium Labs, Inc. offered by certain holders of our securities acquired upon the exercise of options issued to such persons pursuant to our 2004 Executive Stock Compensation Plan. The shares may be offered by the selling stockholders from time to time in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution." We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Our common stock trades on The Over-The-Counter Bulletin Board under the symbol "IFLB." On October 25, 2004, the closing sale price of the common stock was $0.27 per share. The securities offered hereby are speculative and involve a high degree of risk and substantial dilution. Only investors who can bear the risk of loss of their entire investment should invest. See "Risk Factors" beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 25, 2004.

TABLE OF CONTENTS

Page

Prospectus Summary   6
Risk Factors   7
Selling Stockholders   9
Plan of Distribution   10
Interests of Named Experts and Counsel   10
Incorporation of Certain Documents by Reference   10
Disclosure of Commission Position on Indemnification For Securities Act Liabilities   11
Available Information   11

Prospectus Summary

Overview

Infinium Labs, Inc. is a development stage company, and as such has devoted most of its efforts since inception to developing its business plan and products.

We are marketing the first combination game console and broadband gaming network, "Phantom Game Console" and "PhantomNet VPGN". The console and network allows consumers to search, preview, purchase and play a large selection of interactive entertainment (video games) online. Infinium's mission is to provide users with the ultimate gaming experience by developing a video game console and an online game service that provides on-demand access to an extensive selection of games and interactive entertainment via a broadband Internet connection.

Our principal offices are located at 2033 Main Street, Suite 309, Sarasota, Florida 34237, and our telephone number is (941) 917-0788. We are a Delaware corporation.

This Offering

Shares of common stock outstanding prior to this offering……………. 102,857,160 as of October 18, 2004

Shares offered in this prospectus……………………….………….……… 500,000

Total shares outstanding after this offering …………………..……. 103,357,160

Use of proceeds………………………………………….. We will not receive any proceeds from the sale of the shares of

common stock offered in this prospectus.

Risk Factors

Investment in our common stock involves a high degree of risk. You should consider the following discussion of risks as well as other information in this prospectus. The risks and uncertainties described below are not the only ones. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline.

Except for historical information, the information contained in this prospectus are "forward-looking" statements about our expected future business and performance. Our actual operating results and financial performance may prove to be very different from what we might have predicted as of the date of this prospectus.

Risks Related To Our Financial Results and Business

We may never become profitable and continue as a going concern because we have had losses since our inception. We may never become profitable and continue as a going concern because we have incurred losses and experienced negative operating cash flow since our formation. For our fiscal years ended December 31, 2003, we had a net loss of ($95,348). For our fiscal quarter ended June 30, 2004, we had a net loss of ($11,382,256). We expect to continue to incur significant expenses. Our operating expenses have been and are expected to continue to outpace revenues and result in significant losses in the near term. We may never be able to reduce these losses, which will require us to seek additional debt or equity financing. If such financing is available you may experience significant additional dilution.

Our independent auditors have expressed doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing. In their report dated February 19, 2004, our independent auditors have expressed doubt about our ability to continue as a going concern in our financial statements for the year ended December 31, 2003. Our ability to continue as a going concern is an issue raised as a result of recurring losses from operations, a stockholders' deficit, and requirement for a significant amount of capital financing to proceed with our business plan. Our ability to continue as a going concern is subject to our ability to generate a profit and/or obtain necessary funding from outside sources, including obtaining additional funding from the sale of our securities, increasing sales or obtaining loans and grants from various financial institutions where possible. The going concern qualification in the auditor's report increases the difficulty in meeting such goals and there can be no assurances that such methods will prove successful.

We may have to curtail our business if we cannot find adequate funding. We currently have no legally binding commitments with any third parties to obtain any material amount of additional equity or debt financing. We need immediate funds and may not be able to obtain any additional financing in the amounts or at the times that we may require the financing or, if we do obtain any financing, that it would be on acceptable terms because of the following:

- we have no assets to pledge as security for the loan
- we are in poor financial condition
- we maybe viewed as a high market risk

As a result, we may not have adequate capital to implement future expansions, maintain our current levels of operation or to pursue strategic acquisitions. Our failure to obtain sufficient additional financing could result in the delay or abandonment of some or all of our development, expansion and expenditures, which could harm our business and the value of our common stock.

Our business operations will be harmed if we are unable to obtain additional funding. Our business operations will be harmed if we are unable to obtain additional funding. We believe that our available short-term assets and investment income will be sufficient to meet our operating expenses and capital expenditures through the end of fiscal year 2004. We do not know if additional financing will be available when needed, or if it is available, if it will be available on acceptable terms. Insufficient funds may prevent us from implementing our business strategy or may require us to delay, scale back or eliminate certain opportunities for the provision of our technology and products.

Risks Related To Our Common Stock

The market price of our common stock may decline because there are a large number of shares underlying our warrants that may be available for future sale and the sale of these shares may depress the market price. The market price of our common stock may decline because there are a large number of shares underlying our convertible debentures, and warrants that may be available for future sale, and the sale of these shares may depress the market price. As of October 18, 2004, we had approximately 102,857,160 shares of common stock issued and outstanding and outstanding options and warrants to purchase up to approximately 2,600,000 shares of common stock. All of the shares included in this prospectus may be sold without restriction. The sale of these shares may adversely affect the market price of our common stock.

Our common stock is subject to "Penny Stock" Rules. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

-   that a broker or dealer approve a person's account for transactions in penny stocks; and
-   the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

-   obtain financial information and investment experience objectives of the person; and
-   make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form:

-   sets forth the basis on which the broker or dealer made the suitability determination; and
-   that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Selling Stockholders

The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive proceeds from the exercise of the warrants

The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

Name	Shares Beneficially Owned Prior to the Offering		Total Shares Offered	Shares Beneficially Owned After the Offering	
	Number	Percent		Number	Percent
Timothy M. Roberts	24,149,259	23.4%	300,000	23,849,259	23.2%
Kevin Bachus	1,400,000	1.4%	200,000	1,200,000	1.2%

* Less than one percent.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares, which the selling stockholder has the right to acquire within 60 days. The actual number of shares of common stock issuable upon the conversion of the debentures and exercise of the debenture warrants is subject to adjustment depending on, among other factors, the future market price of the common stock, and could be materially less or more than the number estimated in the table.

Plan of Distribution

Sales of the shares may be effected by or for the account of the selling stockholders from time to time in transactions (which may include block transactions) on The Over-The-Counter Bulletin Board, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices. The selling stockholders may effect such transactions by selling the shares directly to purchasers, through broker-dealers acting as agents of the selling stockholders, or to broker-dealers acting as agents for the selling stockholders, or to broker-dealers who may purchase shares as principals and thereafter sell the shares from time to time in transactions (which may include block transactions) on The Over-The-Counter Bulletin Board, in negotiated transactions, through a combination of such methods of sale, or otherwise. In effecting sales, broker-dealers engaged by a selling stockholder may arrange for other broker-dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

We have agreed to bear all expenses of registration of the shares other than legal fees and expenses, if any, of counsel or other advisors of the selling stockholders. The selling stockholders will bear any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of their shares.

We have agreed to indemnify the selling stockholders, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments the selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect thereof.

Interests of Named Experts and Counsel

The validity of the shares of common stock offered hereby will be passed upon for the Registrant by Sichenzia Ross Friedman Ference LLP, 1065 Avenue of the Americas, 21st Floor, New York, NY 10018.

Information Incorporated by Reference

The Securities and Exchange Commission allows us to incorporate by reference certain of our publicly-filed documents into this prospectus, which means that such information is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders have sold all of the shares offered hereby or such shares have been deregistered.

The following documents filed with the SEC are incorporated herein by reference:

* Reference is made to the Registrant's Form 8-Ks filed with the SEC on March 22, 2004 and September 24, 2004 (file no. 000-50535), which is hereby incorporated by reference.

* Reference is made to the Registrant's quarterly report on Form 10-QSB for the period ending March 31, 2004, as filed with the SEC on May 17, 2004 (file no. 000-50535), which is hereby incorporated by reference.

*   Reference is made to the Registrant's quarterly report on Form 10-QSB for the period ending June 30, 2004, as filed with the SEC on August 23, 2004 (file no. 000-50535), which is hereby incorporated by reference.

*   The description of the Registrant's common stock is incorporated by reference to the Registrant's annual report on Form 10-KSB for the year ended December 31, 2003, as filed with the SEC on March 30, 2004, which is hereby incorporated by reference.

We will provide without charge to each person to whom a copy of this prospectus has been delivered, on written or oral request a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents. Written or oral requests for such copies should be directed to Gary Meringer.

Disclosure Of Commission Position On Indemnification For Securities Act Liabilities

Infinium's Articles of Incorporation, as amended, provide to the fullest extent permitted by Delaware law, a director or officer of Infinium shall not be personally liable to Infinium or its shareholders for damages for breach of such director's or officer's fiduciary duty. The effect of this provision of Infinium's Articles of Incorporation, as amended, is to eliminate the right of Infinium and its shareholders (through shareholders' derivative suits on behalf of Infinium) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. Infinium believes that the indemnification provisions in its Articles of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to its directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, Infinium has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Additional Information Available to You

This prospectus is part of a Registration Statement on Form S-8 that we filed with the SEC. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules of the SEC. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the Registration Statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, You can obtain copies from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, upon payment of certain fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC's World Wide Web site at http://www.sec.gov. Our common stock is listed on The Over-The-Counter Bulletin Board.

No dealer, salesperson or other person is authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by any person in any jurisdiction where such offer or solicitation is not authorized or is unlawful. Neither delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of our company since the date hereof.

500,000 SHARES OF COMMON STOCK

PROSPECTUS
_____
October 25, 2004

- 11 -

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Information required by Part I of Form S-8 to be contained in a prospectus meeting the requirements of Section 10(a) of the Securities Act of 1933, as amended (the "Securities Act"), is not required to be filed with the Securities and Exchange Commission and is omitted from this registration statement in accordance with the explanatory note to Part I of Form S-8 and Rule 428 of the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The Registrant hereby incorporates by reference into this Registration Statement the documents listed below. In addition, all documents subsequently filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents:

* Reference is made to the Registrant's Form 8-Ks filed with the SEC on March 22, 2004 and September 24, 2004 (file no. 000-50535), which is hereby incorporated by reference.

* Reference is made to the Registrant's quarterly report on Form 10-QSB for the period ending March 31, 2004, as filed with the SEC on May 17, 2004 (file no. 000-50535), which is hereby incorporated by reference.

* Reference is made to the Registrant's quarterly report on Form 10-QSB for the period ending June 30, 2004, as filed with the SEC on August 23, 2004 (file no. 000-50535), which is hereby incorporated by reference.

* The description of the Registrant's common stock is incorporated by reference to the Registrant's annual report on Form 10-KSB for the year ended December 31, 2003, as filed with the SEC on March 30, 2004, which is hereby incorporated by reference.

Item 4. Description of Securities.

Not Applicable.

Item 5. Interests of Named Experts and Counsel.

The validity of the shares of common stock offered hereby will be passed upon for the Registrant by Sichenzia Ross Friedman Ference LLP, 1065 Avenue of Americas, 21st flr., New York, NY 10018.

Item 6. Indemnification of Directors and Officers.

The Registrant's Certificate of Incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The Registrant's Bylaws provided that the Registrant shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted by Delaware law.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of that fact that he or she was a director, officer employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7. Exemption from Registration Claimed.

Not Applicable.

Item 8. Exhibits.

EXHIBIT NUMBER	EXHIBIT
4.1	2004 Executive Stock Compensation Plan
5.1	Opinion of Sichenzia Ross Friedman Ference LLP
23.1	Consent of Sichenzia Ross Friedman Ference LLP is contained in Exhibit 5.1
23.2	Consent of Accountants
24.1	Power of Attorney (included in the Signature Page)

Item 9. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Sarasota, State of Florida on October 25, 2004.

INFINIUM LABS, INC.

By: /s/ Timothy M. Roberts

Timothy M. Roberts
Chief Executive Officer and Chairman
(Principal Executive Officer)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Timothy M. Roberts his or her true and lawful attorney in fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-8 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Timothy M. Roberts Timothy M. Roberts	Chief Executive Officer and Chairman (Principal Executive Officer)	October 25, 2004
/s/ Terrance F. Taylor Terrance F. Taylor	Acting Chief Financial Officer (Principal Financial and Accounting Officer)	October 25, 2004
/s/ Richard Angelotti Richard Angelotti	Director	October 25, 2004

EXHIBIT NUMBER	EXHIBIT
4.1	2004 Executive Stock Compensation Plan
5.1	Opinion of Sichenzia Ross Friedman Ference LLP
23.1	Consent of Sichenzia Ross Friedman Ference LLP is contained in Exhibit 5.1.
23.2	Consent of Auditors
24.1	Power of Attorney (included in the Signature Page).

Exhibit 4.1

INFINIUM LABS, INC.
2004 Executive Stock Compensation Plan

THIS INFINIUM LABS, INC. 2004 EXECUTIVE STOCK COMPENSATION PLAN (the "**Plan**") is designed to retain executive officers and directors and reward them for making major contributions to the success of the Company.

1. Definitions.

    (a) "**Board**" - The Board of Directors of the Company.

    (b) "**Code**" - The Internal Revenue Code of 1986, as amended from time to time.

    (c) "**Committee**" - The Compensation Committee of the Company's Board, or such other committee of the Board that is designated by the Board to administer the Plan, composed of not less than two members of the Board all of whom are disinterested persons, as contemplated by Rule 16b-3 ("**Rule 16b-3**") promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**").

    (d) "**Company**" – Infinium Labs, Inc. and its subsidiaries including subsidiaries of subsidiaries.

    (e) "**Exchange Act**" - The Securities Exchange Act of 1934, as amended from time to time.

    (f) "**Fair Market Value**" - The fair market value of the Company's issued and outstanding Stock as determined in good faith by the Board or Committee.

    (g) "**Grant**" - The grant of any stock award to a Participant pursuant to such terms, conditions and limitations as the Committee may establish in order to fulfill the objectives of the Plan.

    (h) "**Grant Agreement**" - An agreement between the Company and a Participant that sets forth the terms, conditions and limitations applicable to a Grant.

    (i) "**Participant**" - An outside consultants, professional and service provider of the Company to whom an Award has been made under the Plan.

    (j) "**Securities Act**" - The Securities Act of 1933, as amended from time to time.

    (k) "**Stock**" - Authorized and issued or unissued shares of common stock of the Company.

    (l) "**Stock Award**" - A Grant made under the Plan in stock or denominated in units of stock for which the Participant is not obligated to pay additional consideration.

2. Administration.

The Plan shall be administered by the Board, provided however, that the Board may delegate such administration to the Committee. Subject to the provisions of the Plan, the Board and/or the Committee shall have authority to (a) grant, in its discretion, Stock Awards; (b) determine in good faith the fair market value of the Stock covered by any Grant; (c) determine which eligible persons shall receive Grants and the number of shares, restrictions, terms and conditions to be included in such Grants; (d) construe and interpret the Plan; (e) promulgate, amend and rescind rules and regulations relating to its administration, and correct defects, omissions and inconsistencies in the Plan or any Grant; (f) consistent with the Plan and with the consent of the Participant, as appropriate, amend any outstanding Grant; (g) determine the duration and purpose of leaves of absence which may be granted to Participants without constituting termination of their engagement for the purpose of the Plan or any Grant; and (h) make all other determinations necessary or advisable for the Plan's administration. The interpretation and construction by the Board of any provisions of the Plan or selection of Participants shall be conclusive and final. No member of the Board or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Grant made thereunder.

3. Eligibility.

The persons who shall be eligible to receive Grants shall be executive officers and directors

4. Stock.

(a) Authorized Stock: Stock subject to Grants may be either unissued or reacquired Stock.

(b) Number of Shares: Subject to adjustment as provided in Section 5(i) of the Plan, the total number of shares of Stock which may be purchased or granted directly by Stock Awards granted under the Plan shall not exceed One Million (1,000,000) shares. If any Grant shall for any reason terminate or expire, any shares allocated thereto but remaining unvested shall again be available for Grants with respect thereto under the Plan as though no Grant had previously occurred with respect to such shares. Any shares of Stock issued pursuant to a Grant and repurchased pursuant to the terms thereof shall be available for future Grants as though not previously covered by a Grant.

(c) Reservation of Shares: The Company shall reserve and keep available at all times during the term of the Plan such number of shares as shall be sufficient to satisfy the requirements of the Plan. If, after reasonable efforts, which efforts shall not include the registration of the Plan or Grants under the Securities Act, the Company is unable to obtain authority from any applicable regulatory body, which authorization is deemed necessary by legal counsel for the Company for the lawful issuance of shares hereunder, the Company shall be relieved of any liability with respect to its failure to issue and sell the shares for which such requisite authority was so deemed necessary unless and until such authority is obtained.

5. Stock Awards.

All or part of any Stock Award under the Plan may be subject to conditions established by the Board or the Committee, and set forth in a Stock Award Agreement, which may include, but are not limited to, continuous service with the Company, achievement of specific business objectives, increases in specified indices, attaining growth rates and other comparable measurements of Company performance. Such Awards may be based on Fair Market Value or other specified valuation. All Stock Awards will be made pursuant to the execution of a Stock Award Agreement.

(a) <u>Conditions and Restrictions.</u> Shares of Stock which Participants may receive as a Stock Award under a Stock Award Agreement may include such restrictions as the Board or Committee, as applicable, shall determine, including restrictions on transfer, repurchase rights, right of first refusal, and forfeiture provisions. When transfer of Stock is so restricted or subject to forfeiture provisions it is referred to as **"Restricted Stock."** Further, with Board or Committee approval, Stock Awards may be deferred, either in the form of installments or a future lump sum distribution. The Board or Committee may permit selected Participants to elect to defer distributions of Stock Awards in accordance with procedures established by the Board or Committee to assure that such deferrals comply with applicable requirements of the Code including, at the choice of Participants, the capability to make further deferrals for distribution after retirement. Any deferred distribution, whether elected by the Participant or specified by the Stock Award Agreement or by the Board or Committee, may require the payment be forfeited in accordance with the provisions of Section 5(c). Dividends or dividend equivalent rights may be extended to and made part of any Stock Award, subject to such terms, conditions and restrictions as the Board or Committee may establish.

(b) <u>Cancellation and Rescission of Grants.</u> Unless the Stock Award Agreement specifies otherwise, the Board or Committee, as applicable, may cancel any unvested or deferred Grants at any time if the Participant is not in compliance with all other applicable provisions of the Stock Award Agreement, the Plan and with the following conditions:

(i)   A Participant shall not render services for any organization or engage directly or indirectly in any business which, in the judgment of the chief executive officer of the Company or other senior officer designated by the Board or Committee, is or becomes competitive with the Company, or which organization or business, or the rendering of services to such organization or business, is or becomes otherwise prejudicial to or in conflict with the interests of the Company. For Participants whose engagement has terminated, the judgment of the chief executive officer shall be based on the Participant's position and responsibilities while employed by the Company, the Participant's post-engagement responsibilities and position with the other organization or business, the extent of past, current and potential competition or conflict between the Company and the other organization or business, the effect on the Company's customers, suppliers and competitors and such other considerations as are deemed relevant given the applicable facts and circumstances. A Participant who has retired shall be free, however, to purchase as an investment or otherwise, stock or

other securities of such organization or business so long as they are listed upon a recognized securities exchange or traded over-the-counter, and such investment does not represent a substantial investment to the Participant or a greater than five percent (5%) equity interest in the organization or business.

(ii)   A Participant shall not, without prior written authorization from the Company, disclose to anyone outside the Company, or use in other than the Company's business, any confidential information or material relating to the business of the Company, acquired by the Participant either during or after engagement with the Company.

(iii)   A Participant shall disclose promptly and assign to the Company all right, title and interest in any invention or idea, patentable or not, made or conceived by the Participant during engagement by the Company, relating in any manner to the actual or anticipated business, research or development work of the Company and shall do anything reasonably necessary to enable the Company to secure a patent where appropriate in the United States and in foreign countries.

(iv)   Upon exercise, payment or delivery pursuant to a Grant, the Participant shall certify on a form acceptable to the Committee that he or she is in compliance with the terms and conditions of the Plan.

(c) Nonassignability.

(i)   Except pursuant to Section 5(e)(iii) and except as set forth in Section 5(d)(ii), no Grant or any other benefit under the Plan shall be assignable or transferable, or payable to, anyone other than the Participant to whom it was granted.

(ii)   Where a Participant terminates engagement and retains a Grant pursuant to Section 5(e)(ii) in order to assume a position with a governmental, charitable or educational institution, the Board or Committee, in its discretion and to the extent permitted by law, may authorize a third party (including but not limited to the trustee of a "blind" trust), acceptable to the applicable governmental or institutional authorities, the Participant and the Board or Committee, to act on behalf of the Participant with regard to such Awards.

(d) Termination of Engagement. If the engagement or service to the Company of a Participant terminates, other than pursuant to any of the following provisions under this Section 5(e), all unvested or deferred Stock Awards shall be cancelled immediately, unless the Stock Award Agreement provides otherwise:

(i)   Retirement Under a Company Retirement Plan. When a Participant's engagement terminates as a result of retirement in accordance with the terms of a Company retirement plan, the Board or Committee may permit Stock Awards to continue in effect beyond the date of retirement in accordance with the applicable Grant Agreement and vesting of any such Grants may be accelerated.

(ii)   <u>Rights in the Best Interests of the Company.</u> When a Participant resigns from the Company and, in the judgment of the Board or Committee, the acceleration and/or continuation of outstanding Stock Awards would be in the best interests of the Company, the Board or Committee may (i) authorize, where appropriate, the acceleration and/or continuation of all or any part of Grants issued prior to such termination and (ii) permit the vesting of such Grants for such period as may be set forth in the applicable Grant Agreement, subject to earlier cancellation pursuant to Section 8 or at such time as the Board or Committee shall deem the continuation of all or any part of the Participant's Grants are not in the Company's best interest.

(iii)   <u>Death or Disability of a Participant.</u>

(1) In the event of a Participant's death, the Participant's estate or beneficiaries shall have a period up to the expiration date specified in the Grant Agreement within which to receive or exercise any outstanding Grant held by the Participant under such terms as may be specified in the applicable Grant Agreement. Rights to any such outstanding Grants shall pass by will or the laws of descent and distribution in the following order: (a) to beneficiaries so designated by the Participant; if none, then (b) to a legal representative of the Participant; if none, then (c) to the persons entitled thereto as determined by a court of competent jurisdiction. Grants so passing shall be made at such times and in such manner as if the Participant were living.

(2) In the event a Participant is deemed by the Board or Committee to be unable to perform his or her usual duties by reason of mental disorder or medical condition which does not result from facts which would be grounds for termination for cause, Grants and rights to any such Grants may be paid to the Participant, if legally competent, or a committee or other legally designated guardian or representative if the Participant is legally incompetent by virtue of such disability.

(3) After the death or disability of a Participant, the Board or Committee may in its sole discretion at any time (1) terminate restrictions in Grant Agreements; (2) accelerate any or all installments and rights; and (3) instruct the Company to pay the total of any accelerated payments in a lump sum to the Participant, the Participant's estate, beneficiaries or representative; notwithstanding that, in the absence of such termination of restrictions or acceleration of payments, any or all of the payments due under the Grant might ultimately have become payable to other beneficiaries.

(4) In the event of uncertainty as to interpretation of or controversies concerning this Section 5, the determinations of the Board or Committee, as applicable, shall be binding and conclusive.

6. Investment Intent. All Grants under the Plan are intended to be exempt from registration under the Securities Act provided by Rule 701 thereunder. Unless and until the sale and issuance of Stock subject to the Plan are registered under the Securities Act or shall be exempt pursuant to the rules promulgated thereunder, each Grant under the Plan shall provide that the purchases or other acquisitions of Stock thereunder shall be for investment purposes and not with a view to, or for resale in connection with, any distribution thereof. Further, unless the issuance and sale of the Stock have been registered under the Securities Act, each Grant shall provide that no shares shall be purchased upon the exercise of the rights under such Grant unless and until (i) all then applicable requirements of state and federal laws and regulatory agencies shall have been fully complied with to the satisfaction of the Company and its counsel, and (ii) if requested to do so by the Company, the person exercising the rights under the Grant shall (i) give written assurances as to knowledge and experience of such person (or a representative employed by such person) in financial and business matters and the ability of such person (or representative) to evaluate the merits and risks of receiving the Stock as compensation, and (ii) execute and deliver to the Company a letter of investment intent and/or such other form related to applicable exemptions from registration, all in such form and substance as the Company may require. If shares are issued upon exercise of any rights under a Grant without registration under the Securities Act, subsequent registration of such shares shall relieve the purchaser thereof of any investment restrictions or representations made upon the exercise of such rights.

7. Amendment, Modification, Suspension or Discontinuance of the Plan. The Board may, insofar as permitted by law, from time to time, with respect to any shares at the time not subject to outstanding Grants, suspend or terminate the Plan or revise or amend it in any respect whatsoever, except that without the approval of the shareholders of the Company, no such revision or amendment shall (i) increase the number of shares subject to the Plan, (ii) decrease the price at which Grants may be granted, (iii) materially increase the benefits to Participants, or (iv) change the class of persons eligible to receive Grants under the Plan; provided, however, no such action shall alter or impair the rights and obligations under any Stock Award outstanding as of the date thereof without the written consent of the Participant thereunder. No Grant may be issued while the Plan is suspended or after it is terminated, but the rights and obligations under any Grant issued while the Plan is in effect shall not be impaired by suspension or termination of the Plan.

In the event of any change in the outstanding Stock by reason of a stock split, stock dividend, combination or reclassification of shares, recapitalization, merger, or similar event, the Board or the Committee may adjust proportionally (a) the number of shares of Stock (i) reserved under the Plan, (ii) covered by outstanding Stock Awards; (b) the Stock prices related to outstanding Grants; and (c) the appropriate Fair Market Value and other price determinations for such Grants. In the event of any other change affecting the Stock or any distribution (other than normal cash dividends) to holders of Stock, such adjustments as may be deemed equitable by the Board or the Committee, including adjustments to avoid fractional shares, shall be made to give proper effect to such event. In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the Board or the Committee shall be authorized to issue or assume stock options, whether or not in a transaction to which Section 424(a) of the Code applies, and other Grants by means of substitution of new Grant Agreements for previously issued Grants or an assumption of previously issued Grants.

8. Tax Withholding. The Company shall have the right to deduct applicable taxes from any Grant payment and withhold, at the time of delivery or exercise of Stock Awards or vesting of shares under such Grants, an appropriate number of shares for payment of taxes required by law or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes. If Stock is used to satisfy tax withholding, such stock shall be valued based on the Fair Market Value when the tax withholding is required to be made.

9. Availability of Information. During the term of the Plan and any additional period during which a Grant granted pursuant to the Plan shall be payable, the Company shall make available, not later than one hundred and twenty (120) days following the close of each of its fiscal years, such financial and other information regarding the Company as is required by the bylaws of the Company and applicable law to be furnished in an annual report to the shareholders of the Company.

10. Notice. Any written notice to the Company required by any of the provisions of the Plan shall be addressed to the chief personnel officer or to the chief executive officer of the Company, and shall become effective when it is received by the office of the chief personnel officer or the chief executive officer.

11. Indemnification of Board. In addition to such other rights or indemnifications as they may have as directors or otherwise, and to the extent allowed by applicable law, the members of the Board and the Committee shall be indemnified by the Company against the reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any claim, action, suit or proceeding, or in connection with any appeal thereof, to which they or any of them may be a party by reason of any action taken, or failure to act, under or in connection with the Plan or any Grant granted thereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such claim, action, suit or proceeding, except in any case in relation to matters as to which it shall be adjudged in such claim, action, suit or proceeding that such Board or Committee member is liable for negligence or misconduct in the performance of his or her duties; provided that within sixty (60) days after institution of any such action, suit or Board proceeding the member involved shall offer the Company, in writing, the opportunity, at its own expense, to handle and defend the same.

12. Governing Law. The Plan and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by the Code or the securities laws of the United States, shall be governed by the law of the State of Delaware and construed accordingly.

13. Termination Date.   The Plan shall terminate ten years later, subject to earlier termination by the Board pursuant to Section 7.

The foregoing 2004 Executive Stock Compensation Plan (consisting of 7 pages, including this page) was duly adopted and approved by the Board of Directors on October 18, 2004.

Infinium Labs, Inc., a Delaware corporation

By: /s/ Timothy M. Roberts

Its: Chief Executive Officer

EXHIBIT 5.1


SICHENZIA ROSS FRIEDMAN FERENCE LLP
Attorneys At Law
1065 Avenue of the Americas
New York, New York 10018

Telephone: (212) 930-9700
Facsimile: (212) 930-9725
E-Mail: srflaw@i-2000.com


October 25, 2004

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

  Re: Infinium Labs, Inc.
    Form S-8 Registration Statement

Ladies and Gentlemen:

We refer to the above-captioned registration statement on Form S-8 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), filed by Infinium Labs, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange.

We have examined the originals, photocopies, certified copies or other evidence of such records of the Company, certificates of officers of the Company and public officials, and other documents as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as certified copies or photocopies and the authenticity of the originals of such latter documents.

Based on our examination mentioned above, we are of the opinion that the securities being registered to be sold pursuant to the Registration Statement are duly authorized and will be, when sold in the manner described in the Registration Statement, legally and validly issued, and fully paid and non-assessable.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the reference to our firm under "Legal Matters" in the related Prospectus. In giving the foregoing consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations of the Securities and Exchange Commission.

      Very truly yours,
      /s/ Sichenzia Ross Friedman Ference LLP
      Sichenzia Ross Friedman Ference LLP

EXHIBIT 23.2

CONSENT OF INDEPENDENT AUDITORS

[BAUMANN, RAYMONDO & COMPANY, P.A. LETTERHEAD]

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Infinium Labs, Inc.
Form S-8

Gentlemen:

We hereby consent to the incorporation of our report as independent auditors accompanying the audited financial statements of Infinium Labs, Inc. ("Infinium"), as of October 31, 2003, and for the period December 9, 2002 (inception) to October 31, 2003, issued in connection with Infinium's filing of its registration statement being filed under the Securities Act of 1933, under cover of Form S-8. We also consent to the use of our name under the heading "*Experts*" in the registration statement.

Very truly yours,

 /s/ BAUMANN, RAYMONDO & COMPANY, P.A.
BAUMANN, RAYMONDO & COMPANY, P.A.
Certified Public Accountants
Tampa, Florida
October 19, 2004